UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

DYNAVAX TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

268158-10-2

(CUSIP Number)

Mark Kessel

Symphony Capital Partners, L.P.

875 Third Avenue

3rd Floor

New York, NY 10022

(212) 632-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Symphony Capital Partners, L.P.

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,547,148

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,547,148

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,547,148

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.25%

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Symphony Capital GP, L.P.

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,547,148

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,547,148

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,547,148

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.25%

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Symphony GP, LLC

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,547,148

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,547,148

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,547,148

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.25%

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Mark Kessel

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 82,500(1)

	8	Shared Voting Power 7,547,148

	9	Sole Dispositive Power 82,500(1)

	10	Shared Dispositive Power 7,547,148

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,629,648

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.29%

14	Type of Reporting Person (See Instructions) IN

(1)  Includes 52,500 shares of the Issuer’s common stock issuable upon the exercise of stock options granted to the Mr. Kessel under the Issuer’s 2004 Stock Incentive Plan and 2011 Equity Incentive Plan, a portion of which are currently exercisable or exercisable within sixty (60) days. Also includes 30,000 restricted stock units granted to Mr. Kessel under the Issuer’s 2011 Equity Incentive Plan, which vest upon achievement of certain performance conditions.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Harri V. Taranto

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,547,148

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,547,148

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,547,148

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.25%

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Symphony Strategic Partners, LLC

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,547,148

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,547,148

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,547,148

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.25%

14	Type of Reporting Person (See Instructions) OO

Item 1.                                                           Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission (“the SEC”) on December 30, 2009 (the “Initial Statement”), as amended by Amendment No. 1 to the Initial Statement filed with the SEC on April 20, 2010 (“Amendment No. 1” and together with the Initial Statement and Amendment No. 2, the “Schedule 13D”), relates to the common stock, par value $0.001 per share (the “Common Stock”) of Dynavax Technologies Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2929 Seventh Street, Suite 100, Berkley, California 94710-2753.  This Amendment No. 2 is being filed as a result of entry into an agreement providing for the sale of shares of Common Stock by certain reporting persons listed herein. Except as otherwise reflected in this Amendment No. 2, there have been no material changes to the information contained in the Initial Statement, as amended by Amendment No. 1.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2.                                                           Identity and Background.

No material change.

Item 3.                                                           Source and Amount of Funds or Other Consideration.

No material change.

Item 4.                                                           Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

On October 2, 2012, Symphony Capital Partners and Symphony Strategic Partners entered into a trading plan (the “Trading Plan”) with Barclays Capital Inc. (“Barclays”) under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which Barclays in authorized and directed to sell on behalf of Symphony Capital Partners and Symphony Strategic Partners up to an aggregate of 6,000,000 shares of Common Stock in one or more transactions through September 30, 2013, subject to the satisfaction of certain conditions, including, among others, trading price and block sale discount.  A copy of the Trading Plan is being filed as Exhibit 3 hereto and the foregoing description of the Trading Plan is qualified in its entirety by reference to the Trading Plan.

Item 5.                                                           Interest in Securities of the Issuer.

Item 5(a) – (e) of Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)                                  By virtue of the fact that (i) Symphony GP is the general partner of Symphony Capital Partners, (ii) Symphony GP LLC is the general partner of Symphony GP and (iii) Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners, and as such are authorized to vote and dispose of the securities held by Symphony Strategic Partners and Symphony Capital Partners, each of the Reporting Persons may be deemed to own the following shares of Common Stock:

(i)                                     Symphony Capital Partners

Number of Shares of Common Stock: 7,547,148

Percentage Outstanding Common Stock: 4.25%

(ii)                                  Symphony GP

Number of Shares of Common Stock: 7,547,148

Percentage Outstanding Common Stock: 4.25%

(iii)                               Symphony GP LLC

Number of Shares of Common Stock: 7,547,148

Percentage Outstanding Common Stock: 4.25%

(iv)                              Mark Kessel

Number of Shares of Common Stock: 7,629,648

Percentage Outstanding Common Stock: 4.29%

(v)                                 Harri V. Taranto

Number of Shares of Common Stock: 7,547,148

Percentage Outstanding Common Stock: 4.25%

(vi)                              Symphony Strategic Partners

Number of Shares of Common Stock: 7,547,148

Percentage Outstanding Common Stock: 4.25%

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 177,770,433 shares outstanding as of July 31, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on August 3, 2012. The percentage above includes the 4,515,717 shares of Common Stock issuable to Symphony Capital Partners and Symphony Strategic Partners upon exercise of the warrants, 52,500 shares of Common Stock issuable to Mr. Kessel upon the exercise of stock options granted under the Issuer’s 2004 Stock Incentive Plan and 2011 Equity Incentive Plan, a portion of which are currently exercisable or exercisable within sixty (60) days, and 30,000 restricted stock units granted to Mr. Kessel under the Issuer’s 2011 Equity Incentive Plan, which vest upon achievement of certain performance conditions.

(b)          By virtue of the fact that (i) Symphony GP is the general partner of Symphony Capital Partners, (ii) Symphony GP LLC is the general partner of Symphony GP and (iii) Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners, and as such are authorized to vote and dispose of the securities held by Symphony Strategic Partners and Symphony Capital Partners, each of the Reporting Persons may be deemed to hold the following voting and investment power:

(i)                                     Symphony Capital Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 7,547,148 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 7,547,148 shares

(ii)                                  Symphony GP

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 7,547,148 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 7,547,148 shares

(iii)                               Symphony GP LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 7,547,148  shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 7,547,148 shares

(iv)                              Mark Kessel

Sole power to vote or direct the vote: 82,500 shares

Shared power to vote or direct the vote: 7,547,148 shares

Sole power to dispose or to direct the disposition: 82,500 shares

Shared power to dispose or to direct the disposition: 7,547,148 shares

(v)                                 Harri V. Taranto

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 7,547,148 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 7,547,148 shares

(vi)                              Symphony Strategic Partners

Sole power to vote or direct the vote: 7,547,148 shares

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 7,547,148 shares

Shared power to dispose or to direct the disposition: 0

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 177,770,433 shares outstanding as of July 31, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on August 3, 2012. The percentage above includes the 4,515,717 shares of Common Stock issuable to Symphony Capital Partners and Symphony Strategic Partners upon exercise of the warrants, 52,500 shares of Common Stock issuable to Mr. Kessel upon the exercise of stock options granted under the Issuer’s 2004 Stock Incentive Plan and 2011 Equity Incentive Plan, a portion of which are currently exercisable or exercisable within sixty (60) days, and 30,000 restricted stock units granted to Mr. Kessel under the Issuer’s 2011 Equity Incentive Plan, which vest upon achievement of certain performance conditions.

(c)          During the past 60 days, the Reporting Persons have effected the following transactions, each of which occurred under the Trading Plan:

On October 16, 2012, pursuant to the Trading Plan, Symphony Capital Partners sold 5,690,651 shares of Common Stock at $4.72604 per share in a negotiated purchase transaction. On October 16, 2012, pursuant to the Trading Plan, Symphony Strategic Partners sold 309,349 shares of Common Stock at $4.72604 per share in a negotiated purchase transaction.  Except for such dispositions, to the knowledge of the Reporting Persons with respect to the person named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)                                 Not applicable.

(e)                                  The Reporting Persons ceased to be the beneficial owners of five percent or more of the Common Stock on October 16, 2012.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

On October 2, 2012, Symphony Capital Partners and Symphony Strategic Partners entered into a Trading Plan with Barclays under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which Barclays in authorized and directed to sell on behalf of Symphony Capital Partners and Symphony Strategic Partners up to an aggregate of 6,000,000 shares of Common Stock in one or more transactions through September 30, 2013, subject to the satisfaction of certain conditions, including, among others, trading price and block sale discount.  A copy of the Trading Plan is being filed as Exhibit 3 hereto and the foregoing description of the Trading Plan is qualified in its entirety by reference to the Trading Plan.

Item 7.                                                           Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement dated as of October 17, 2012.

2	Form of Warrant (incorporated by reference to Exhibit 4.8 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 13, 2010).*

3	Written Plan for Trading Securities among Barclays Capital Inc., Symphony Capital Partners, L.P. and Symphony Strategic Partners, LLC dated as of October 2, 2012.

*                                         Previously filed and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2012

SYMPHONY CAPITAL PARTNERS, L.P.

	By:	Symphony Capital GP, L.P.
its general partner

	By:	Symphony GP, LLC
its general partner

	By:	/s/Mark Kessel
		Name:	Mark Kessel
		Title:	Managing Member

SYMPHONY CAPITAL GP, L.P.

	By:	Symphony GP, LLC
its general partner

	By:	/s/Mark Kessel
		Name:	Mark Kessel
		Title:	Managing Member

SYMPHONY GP, LLC

	By:	/s/Mark Kessel
		Name:	Mark Kessel
		Title:	Managing Member

SYMPHONY STRATEGIC PARTNERS, LLC

	By:	/s/Mark Kessel
		Name:	Mark Kessel
		Title:	Managing Member

/s/Mark Kessel
Mark Kessel

/s/ Harri V. Taranto
Harri V. Taranto

INDEX TO EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement dated as of October 17, 2012.

2	Form of Warrant (incorporated by reference to Exhibit 4.8 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 13, 2010).*

3	Written Plan for Trading Securities among Barclays Capital Inc., Symphony Capital Partners, L.P. and Symphony Strategic Partners, LLC dated as of October 2, 2012.

SCHEDULE A

SYMPHONY CAPITAL PARTNERS, L.P.	SYMPHONY GP, LLC

Mark Kessel	Mark Kessel
Managing Member	Managing Member
United States citizen	United States citizen
Symphony Capital Partners, L.P.	Symphony Capital Partners, L.P.
875 Third Avenue, 3rd Floor	875 Third Avenue, 3rd Floor
New York, NY 10022	New York, NY 10022

Harri V. Taranto	Harri V. Taranto
Managing Member	Managing Member
United States citizen	United States citizen
Symphony Capital Partners, L.P.	Symphony Capital Partners, L.P.
875 Third Avenue, 3rd Floor	875 Third Avenue, 3rd Floor
New York, NY 10022	New York, NY 10022

SYMPHONY CAPITAL GP, L.P.	SYMPHONY STRATEGIC PARTNERS, LLC

Mark Kessel	Mark Kessel
Managing Member	Managing Member
United States citizen	United States citizen
Symphony Capital Partners, L.P.	Symphony Capital Partners, L.P.
875 Third Avenue, 3rd Floor	875 Third Avenue, 3rd Floor
New York, NY 10022	New York, NY 10022

Harri V. Taranto	Harri V. Taranto
Managing Member	Managing Member
United States citizen	United States citizen
Symphony Capital Partners, L.P.	Symphony Capital Partners, L.P.
875 Third Avenue, 3rd Floor	875 Third Avenue, 3rd Floor
New York, NY 10022	New York, NY 10022